ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

INFOSYS TECHNOLOGIES LIMITED

June 20, 2009

PROXY VOTING INSTRUCTIONS

INTERNET - Access "**www.voteproxy.com**" and follow the on-screen instructions. Have your proxy card available when you access the web page, and use the Company Number and Account Number shown on your proxy card.

TELEPHONE - Call toll-free **1-800-PROXIES** (1-800-776-9437) in the United States or **1-718-921-8500** from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call and use the Company Number and Account Number shown on your proxy card.

Vote online/phone until 11:59 PM EST on June 11, 2009.

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.

COMPANY NUMBER	
ACCOUNT NUMBER	

THE FOLLOWING PROXY CARD RELATES TO THE TWENTY EIGHTH ANNUAL GENERAL MEETING OF THE EQUITY SHAREHOLDERS OF INFOSYS TECHNOLOGIES LIMITED AND IS BEING SENT TO THE HOLDERS OF INFOSYS TECHNOLOGIES LIMITED'S AMERICAN DEPOSITARY RECEIPTS PURSUANT TO THE DEPOSIT AGREEMENT AMONG INFOSYS TECHNOLOGIES LIMITED, DEUTSCHE BANK TRUST COMPANY AMERICAS (FORMERLY, BANKERS TRUST COMPANY) AS DEPOSITARY, AND THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE AMERICAN DEPOSITARY RECEIPTS.

Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet.

00030333333300300000 8 062009

ISSUES PRESENTED FOR CONSIDERATION AT THE TWENTY EIGHTH ANNUAL GENERAL MEETING OF SHAREHOLDERS ON JUNE 20, 2009
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]

Ordinary Business

	FOR	AGAINST	ABSTAIN
1. To receive, consider and adopt the Balance Sheet as at March 31, 2009 and the Profit and Loss Account for the year ended on that date and the Report of the Directors and Auditors thereon.	☐	☐	☐
2. To declare a final dividend for the financial year ended March 31, 2009.	☐	☐	☐
3. To appoint a Director in place of Deepak M. Satwalekar, who retires by rotation and, being eligible, seeks re-appointment.	☐	☐	☐
4. To appoint a Director in place of Dr. Omkar Goswami, who retires by rotation and, being eligible, seeks re-appointment.	☐	☐	☐
5. To appoint a Director in place of Rama Bijapurkar, who retires by rotation and, being eligible, seeks re-appointment.	☐	☐	☐
6. To appoint a Director in place of David L. Boyles, who retires by rotation and, being eligible, seeks re-appointment.	☐	☐	☐
7. To appoint a Director in place of Prof. Jeffrey S. Lehman, who retires by rotation and, being eligible, seeks re-appointment.	☐	☐	☐
8. To appoint auditors to hold office from the conclusion of the Annual General Meeting held on June 20, 2009, until the conclusion of the next Annual General Meeting, and to fix their remuneration.	☐	☐	☐

Special Business

	FOR	AGAINST	ABSTAIN
9. To appoint K.V. Kamath as Director, liable to retire by rotation.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ________ Date: ________ Signature of Shareholder ________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

INFOSYS TECHNOLOGIES LIMITED

(Continued and to be signed on the reverse side)

14475

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

INFOSYS TECHNOLOGIES LIMITED

June 20, 2009

THE FOLLOWING PROXY CARD RELATES TO THE TWENTY EIGHTH ANNUAL GENERAL MEETING OF THE EQUITY SHAREHOLDERS OF INFOSYS TECHNOLOGIES LIMITED AND IS BEING SENT TO THE HOLDERS OF INFOSYS TECHNOLOGIES LIMITED'S AMERICAN DEPOSITARY RECEIPTS PURSUANT TO THE DEPOSIT AGREEMENT AMONG INFOSYS TECHNOLOGIES LIMITED, DEUTSCHE BANK TRUST COMPANY AMERICAS (FORMERLY, BANKERS TRUST COMPANY) AS DEPOSITARY, AND THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE AMERICAN DEPOSITARY RECEIPTS.

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

00030333333300300000 8 062009

ISSUES PRESENTED FOR CONSIDERATION AT THE TWENTY EIGHTH ANNUAL GENERAL MEETING OF SHAREHOLDERS ON JUNE 20, 2009
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Ordinary Business

	FOR	AGAINST	ABSTAIN
1. To receive, consider and adopt the Balance Sheet as at March 31, 2009 and the Profit and Loss Account for the year ended on that date and the Report of the Directors and Auditors thereon.	☐	☐	☐
2. To declare a final dividend for the financial year ended March 31, 2009.	☐	☐	☐
3. To appoint a Director in place of Deepak M. Satwalekar, who retires by rotation and, being eligible, seeks re-appointment.	☐	☐	☐
4. To appoint a Director in place of Dr. Omkar Goswami, who retires by rotation and, being eligible, seeks re-appointment.	☐	☐	☐
5. To appoint a Director in place of Rama Bijapurkar, who retires by rotation and, being eligible, seeks re-appointment.	☐	☐	☐
6. To appoint a Director in place of David L. Boyles, who retires by rotation and, being eligible, seeks re-appointment.	☐	☐	☐
7. To appoint a Director in place of Prof. Jeffrey S. Lehman, who retires by rotation and, being eligible, seeks re-appointment.	☐	☐	☐
8. To appoint auditors to hold office from the conclusion of the Annual General Meeting held on June 20, 2009, until the conclusion of the next Annual General Meeting, and to fix their remuneration.	☐	☐	☐

Special Business

	FOR	AGAINST	ABSTAIN
9. To appoint K.V. Kamath as Director, liable to retire by rotation.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.